Exhibit 99.1

Enerplus Announces Cash Dividend for July 2011

CALGARY, June 29, 2011 /CNW/ - Enerplus Corporation ("Enerplus") (TSX: ERF) (NYSE: ERF) is pleased to announce that a cash dividend in the amount of CDN$0.18 per share will be payable on July 20, 2011 to all shareholders of record on July 10, 2011. The ex-dividend date for this payment is July 6, 2011.

The CDN$0.18 per share dividend is equivalent to approximately US$0.18 per share if converted using a Canadian/US dollar exchange rate of 0.9861. The U.S. dollar equivalent dividend will be based upon the actual Canadian/US exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may be applicable.

Commencing in July, dividends paid by Enerplus to Canadian shareholders will qualify for the enhanced dividend tax credit resulting in an effective tax rate of 18% - 36%, for those individuals in the highest marginal tax bracket, depending upon provincial jurisdiction and individual circumstances.

As previously announced, dividends paid to Canadian shareholders during February through June 2011 were eligible for a dividend tax credit with an effective tax rate of 28% - 41% but not eligible for the enhanced tax credit. Enerplus had previously acquired Canadian private corporations that had low rate income and this income needed to be paid out at the regular dividend tax credit rate before the enhanced tax credit could be applied.

Gordon J. Kerr

President & Chief Executive Officer

Enerplus Corporation

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans" and similar expressions, are forward-looking information that represents management of Enerplus' internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus' actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus' filings with the Canadian and U.S. securities authorities. Accordingly, holders of Enerplus shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted.

%CIK: 0001126874

For further information: 1-800-319-6462 or e-mail investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 16:30e 29-JUN-11